Ex. 99.2

PPM Funds	225 West Wacker Dr., Suite 1200 Chicago, IL 60606 312-634-2500

Secretary’s Certification

The undersigned, being the duly elected, qualified and acting Secretary of PPM Funds, a Massachusetts business trust, hereby certifies that the information set forth below is a full, true, and correct copy of resolutions duly adopted by the Board of Trustees of the PPM Funds (the “Board”) and that such resolutions have not been altered or repealed and remain in full force and effect as of the date hereof.

Adopted by the Board on the 21st day of November, 2019:

Approval of Renewal of Fidelity Bond Insurance Coverage

Whereas, PPM Funds (the “Trust”) is registered with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company, and has established separate series of shares (the “Funds”).

Whereas, the Board of Trustees of the Trust (the “Board”) previously considered, evaluated, and approved fidelity bond coverage in the aggregate amount of seven hundred fifty thousand dollars ($750,000), whereby Jackson National Asset Management, LLC (“JNAM”), administrator to the Trust, agreed to pay the premium for such fidelity bond, and, therefore, the Board need not consider the amount of the premium for such bond.

Whereas, the Board has also considered and evaluated the need to renew the fidelity bond coverage for the Trust, effective March 1, 2020.

Whereas, the Board has given due consideration to the requirements of Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1 promulgated thereunder by the SEC, pertaining to fidelity bond coverage.

Now Therefore, be it

Resolved, that pursuant to the requirements of Section 17(g) of the 1940 Act, and Rule 17g-1 promulgated thereunder, and after having given due consideration to said requirements, including but not limited to the following: (i) the aggregate value of the assets to be held by the Funds of the Trust to which each officer of the Trust may, singly or jointly with others, have access, either directly or through authority to draw upon such funds or direct generally the disposition of such assets; (ii) the type and terms of the arrangements made for the custody and safekeeping of the assets of the Trust; (iii) the nature of the securities in the investment portfolios of the Funds of the Trust; (iv) the nature and method of conducting the operations of the Trust; and (v) the accounting procedures and contracts of the Trust, the Board hereby determines that a fidelity bond in the aggregate amount of seven hundred fifty thousand dollars ($750,000), computed in accordance with the Schedule outlined under Rule 17g-1(d)(1), is reasonable and adequate coverage to protect the Trust against larceny or embezzlement by any one or more of such officers; and

Further Resolved, that the Board approves the amount, type, form, and coverage of the insured bond, naming as the insured party the Trust, effective March 1, 2020, in the aggregate amount of seven hundred fifty thousand dollars ($750,000).

Further Resolved, that, in accordance with Rule 17g-1 under the 1940 Act, the officers of the Trust are hereby directed to make the filings and give the notices as may be required by paragraph (g) of that Rule; and

Further Resolved, that, that the Board, including a majority of Independent Trustees hereby approves the renewal of the fidelity bond coverage, as outlined above and in the information provided to the Board.

Date: February 26, 2020
/s/ Emily J. Bennett
Emily J. Bennett, Secretary

(NOTARY SEAL)
Subscribed before me this 26th day of February, 2020.

/s/ Elizabeth Kennedy
Elizabeth Kennedy, Notary Public,
Cook County, IL
My Commission Expires: June 24, 2023